UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41573

HIGH-TREND INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road

#06-17 Paya Lebar Square

Singapore 409051

+ 1 (929) 666 0683

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On May 7, 2026, High-Trend International Group (the “Registrant” or the “Company”) held a meeting of Class A ordinary share shareholders (the “Class A Meeting”), immediately followed by an extraordinary general meeting of shareholders (the “General Meeting.”)

At the Class A Meeting, the Class A shareholders voted to approve the following:

RESOLUTION 1:

(i) the voting rights attached to each class B ordinary share, US$0.0025 par value per share, of the Company (the “Class B Ordinary Shares”) be increased from twenty (20) votes to one hundred (100) votes on all matters subject to vote at general meetings of the Company;

(ii) any consolidation or reverse split of Class B ordinary shares is subject to approval by the holder(s) of such Class B Ordinary Shares;

(iii) Certain major actions (see Article 89 of the Fourth Amended and Restated M&A) are subject to the prior written consent of the Majority of Class B Holder(s).

RESOLUTION 2:

(i) all the issued and outstanding and unissued Class A ordinary shares, US$0.0025 par value per share, of the Company may be consolidated, at any one time or multiple times during a period of up to two years of the date of the Class A Meeting, at the exact consolidation ratio and effective time as the board of directors of the Company (the “Board”) may determine from time to time in its absolute discretion, provided that the cumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1000:1;

(ii) the Board is authorized, at its absolute and sole discretion, to either (a) implement such Share Consolidation(s), and determine the exact consolidation ratio and effective date of each Share Consolidation during a period of up to two years of the date of the Class A Meeting; or (b) elect not to implement any Share Consolidation during a period of up to two years of the date of the Class A Meeting;

(iii) the Board was authorized to settle as the Board considers expedient any difficulty which may arise in relation to the Share Consolidation(s), including but not limited to, where the number of issued consolidated shares of any class held by any shareholder after and as a result of a Share Consolidation is not a whole number, to issue to that shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of consolidated shares of such class which are held by such shareholder being rounded up to the next whole number of consolidated shares of such class; and

(iv) the Board is authorized, if and when deemed advisable by the it in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement any Share Consolidation(s), including to amend the memorandum and articles of association of the Company effective as of that time to reflect each of such Share Consolidation(s) and instruct the registered office provider of the Company to attend to the filing of such amended and restated the memorandum and articles of association of the Company with the Registrar of Companies of the Cayman Islands.

At the General Meeting, the shareholders voted to approve the following:

RESOLUTION 1:

BY AN ORDINARY RESOLUTION TO APPROVE THAT the authorized share capital of the Company be increased from US$1,250,000 divided into 489,900,000 Class A Ordinary Shares of a par value of US$0.0025 each and 10,100,000 Class B Ordinary Shares of a par value of US$0.0025 each, to US$5,275,250 divided into 2,000,000,000 Class A Ordinary Shares of a par value of US$0.0025 each and 110,100,000 Class B Ordinary Shares of a par value of US$0.0025 each (the “Share Capital Increase”).

RESOLUTION 2:

BY a special RESOLUTION TO APPROVE THAT the voting rights attached to each class B ordinary share, US$0.0025 par value per share, of the Company be increased from twenty (20) votes to one hundred (100) votes on all matters subject to vote at general meetings of the Company (the “Increase of the Voting Rights of Class B Ordinary Shares”).

RESOLUTION 3:

BY a special RESOLUTION TO APPROVE THAT the third amended and restated memorandum and articles of association of the Company as currently in effect be amended and restated by the deletion in their entirety and the substitution in their place with the “Fourth Amended and Restated Memorandum and Articles of Association M&A” which reflects, among others, the Share Capital Increase and the Increase of the Voting Rights of Class B Ordinary Shares.

RESOLUTION 4:

BY AN ORDINARY RESOLUTION TO APPROVE THAT

(i)	all the issued and outstanding and unissued Class A ordinary shares, US$0.0025 par value per share, of the Company in the authorized share capital of the Company may be consolidated, at any one time or multiple times during a period of up to two years of the date of the General Meeting, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1000:1;

(ii)	the Board is authorized, at its absolute and sole discretion, to either (a) implement such Share Consolidation(s), and determine the exact consolidation ratio and effective date of each Share Consolidation during a period of up to two years of the date of the General Meeting; or (b) elect not to implement any Share Consolidation during a period of up to two years of the date of the General Meeting;

(iii)	the Board is authorized to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation(s), including but not limited to, where the number of issued consolidated shares of any class held by any shareholder after and as a result of a Share Consolidation is not a whole number, to issue to that shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of consolidated shares of such class which are held by such shareholder being rounded up to the next whole number of consolidated shares of such class; and

(iv)	the Board is authorized, if and when deemed advisable by it in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s), including to amend the memorandum and articles of association of the Company effective as of that time to reflect each of such Share Consolidation(s) and instruct the registered office provider of the Company to attend to the filing of such amended and restated the memorandum and articles of association of the Company with the Registrar of Companies of the Cayman Islands.

RESOLUTION 5:

BY a special RESOLUTION TO APPROVE THAT  as of the date the Board may determine in its sole discretion, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the then effective memorandum and articles of association of the Company in effect concurrently or immediately after the effectiveness of each Share Consolidation, so long as it is implemented within two years after the conclusion of the General Meeting.

The Company’s Fourth Amended and Restated Memorandum and Articles of Association are attached as Exhibit 3.1 to this Form 6-K. A copy of the press release issued by the Company on May 11, 2026 is attached as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description of Exhibit
3.1	Fourth Amended and Restated Memorandum and Articles of Association
99.1	Press Release dated May 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2026	HIGH-TREND INTERNATIONAL GROUP

/s/ Shixuan He
Shixuan He
Chief Executive Officer
(Principal Executive Officer)

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